Shareholder Meeting Results
(Unaudited)

May 15, 2007 meeting

A proposal to approve a new management contract between the fund and Putnam Investment Management, LLC was approved as follows:

Votes for		Votes against	Abstentions

105,753,488	8,024,344		3,444,620

All tabulations are rounded to the nearest whole number.